UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (RULE 13D-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Lodgian, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

54021P 20 5

(CUSIP Number)

Jonathan D. Gray

BRE/HY Funding L.L.C.

345 Park Avenue, 31st Floor

New York, New York 10154

(212) 583-5000

With a copy to:

Gregory Ressa, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54021P 20 5

1.	Name of Reporting Persons: Peter G. Peterson

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: NONE

	8.	Shared Voting Power: NONE

	9.	Sole Dispositive Power: NONE

	10.	Shared Dispositive Power: NONE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: NONE

12.	Check Box if the Aggregate Amount in Row (I) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

Explanatory Note:  This Amendment No. 2 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 5, 2002, as amended by Amendment No. 1 thereto filed on June 29, 2004 (as so amended, the “Schedule 13D”) with respect to the Common Stock, par value $0.01 per share (“Common Stock” or the “Shares”), of Lodgian, Inc., a Delaware corporation (the “Company”) and is being filed solely to report the effect of the previously announced retirement of Peter G. Peterson from The Blackstone Group L.P.  None of the other information in the Schedule 13D with respect to any other Reporting Person is being amended by this Amendment No. 2.  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Unless otherwise indicated herein, terms used but not defined in this Amendment No. 2 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended to remove any reference to Peter G. Peterson and is further supplemented by the addition of the following paragraph after the penultimate paragraph thereof:

As previously announced, Peter G. Peterson retired from The Blackstone Group L.P. as of December 31, 2008 and effective as of that date he also withdrew as a member (and accordingly as a founding member) of BRE, whereupon all of the powers and authorities of the founding members were vested exclusively in Stephen A. Schwarzman.  Therefore Mr. Peterson will no longer be deemed to be the beneficial owner of any shares of the Common Stock of the Company and, from and after the filing of this Amendment No. 2, will no longer be a Reporting Person.

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended to remove any reference to Peter G. Peterson.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are each hereby amended to substitute the following in place of the sixth paragraph of each such item:

As of December 31, 2008, Peter G. Peterson is no longer a founding member of BRE and may no longer be deemed to be the beneficial owner of any Shares.

Item 5(e) of the Schedule 13D is hereby amended and supplemented by the following:

(e)   As of December 31, 2008, Peter G. Peterson ceased to be a beneficial owner of more than five percent of the Common Stock of the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

February 17, 2009
Date
/s/ Peter G. Peterson
Signature
Peter G. Peterson
Name/Title